Subject:  Rise Gold Corp.

 Form 10-K for the Fiscal Year ended July 31, 2024

 Filed October 29, 2024
 File No. 000-53848

April 11, 2025

To: Division of Corporation Finance, U.S. Securities & Exchange Commission

Dear Mr. Robert Babula,

Please see below and enclosed our responses to your inquiries raised in your letter dated March 10, 2025.

1) Impairment test of $4.1M capitalized costs of the Idaho-Maryland Gold Mine Property (the "I-M Mine Property")

As per your request, we are including below an impairment test of the 4.1M cost of the I-M Property with the information available to us up to October 29, 2024, the date when the 10-K report for the year ended July 31, 2024 was filed.

Impairment test:

ASC 360-10 provides that an asset should be tested for recoverability by comparing the net carrying value of the asset to the undiscounted net cash flows to be generated from the use and disposition of that asset. If the assets are recoverable (i.e., the undiscounted net cash flows exceed the net carrying value of the asset), an impairment should not be recognized. If the assets are not recoverable (i.e., the net carrying value of the asset exceeds the undiscounted net cash flows) an impairment loss should be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

The net carrying cost of the I-M Property at July 31, 2024 was $4,149,053. The Company considers that this amount can be recovered based on information known at October 29, 2024. On October 1, 2024, the Company entered into two agreements with a third party to sale to the third party two parcels of land at the Brunswick site. The two parcels of land are part of the $4.1M I-M Mine property cost and the agreed total sale price is $4,300,000, with the first sale for $1.8M to close in November 2024 and the second sale for $2.5M to close in May 2025. Brokerage commission is 4% of the sale price for a total of $172,000, resulting in a net cash inflow of $4,128,000. The two parcels of land contracted for sale comprise only part of the total owned surface rights (66 acres of total 175 acres owned by the Company). The Centennial Industrial Site comprises of 6 legal parcels totaling approximately 56 gross acres, with a net developable acreage of approximately 37 acres, all zoned M-1 (Light Industrial). Land at the Centennial Industrial Site can be sold if the Company deems it necessary in the future.

Net carrying amount as of July 31, 2024	$4,149,053
Recoverable from contract to sale 66 acres of land entered into October 1, 2024	($4,128,000)
Difference	$21,053
Recoverable from possible future sale of additional Centennial land (37 developable acres at approximately $60,000 per acre)	($2,220,000); improvements/remediation may be needed; however the net recoverable amount will exceed significantly the $21,053 needed

The Company considers the above analysis to be evidence that the carrying cost of $4.1M is recoverable as of October 29, 2024, and therefore no impairment should be recognized.

Our findings above have been discussed with our auditor Davidson & Company LLP (Michael MacLaren - Partner, 604.687.0947 (ext 412) mmaclaren@davidson-co.com) and the conclusion is that audit opinion and financial statements for the year ended July 31, 2024 are not impacted. Going forward, the Company will update its note disclosure of the mineral property section in the 10-Q and 8-K reports to clearly indicate whether an impairment test is performed and what are the results of such test.

2) Additional support showing a reasonable basis for disclosures

The Company is providing information in response to this comment on a supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.

Should you require any further information, please do not hesitate to contact us.